UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement: Issuer's pre-money company valuation based on the issued share capital is $47,284,625.

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

My-Shop Holdings, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

Delaware

    Date of Organization:

    September 22, 2025

Physical Address of Issuer:

1590 NE 162 St., North Miami Beach, FL 33162

Website of Issuer:

https://myshoptechnologies.com/

Current Number of Employees: 0

My-Shop Holdings, Inc.	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income/(Loss)	$0.00	$0.00

*The Company was formed on September 22, 2025 and therefore has no prior fiscal year-end financial information. The Company effected a share exchange agreement effective as of October 2025, whereby all outstanding shares of My Shop Technologies Ltd. ("My Shop IL") were exchanged for shares of the Company and the prior shareholders of My Shop IL became shareholders of the Company. The Company is the legal successor to the business previously conducted by My Shop IL, pending final approval from the Israeli tax authorities.

For the benefit of investors, the Company has included below the corresponding financial information and prior operating activity that was derived from My Shop IL, which was formed on February 2022.

All figures below are based on a conversion rate NIS to USD, in accordance with International Financial Reporting Standards.

My-Shop Technologies Ltd	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$1,180,024	$795,244.85
Cash & Cash Equivalents	147,820	$316,192.42
Accounts Receivable	$0.00	$70,800.00
Short-term Debt	$58,726	$17,690.91
Long-term Debt	$199,444	$36,363.64
Revenues/Sales	$1,756,429	$1,531,946.97
Cost of Goods Sold	$344,623	$214,911.82
Taxes Paid	$5464	$5,713.64
Net Income/(Loss)	$(950,523)	$ (690,409.39)

My-Shop Holdings, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by My-Shop Holdings, Inc. (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely

impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity,

regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personal data (including personally identifiable information), in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services, including cloud and other data processors. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. We are subject to (and contractually commit to comply with) data-protection and privacy laws, such as the EU/UK General Data Protection Regulation (GDPR/UK GDPR), U.S. federal laws, the California Consumer Privacy Act as amended by the CPRA (CCPA/CPRA), and similar state privacy laws, as well as sectoral rules and self-regulatory standards. Our systems, processes, and vendor arrangements may not at all times be fully compliant with these regimes. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. In particular, evolving rules on cross-border data transfers, data subject rights, data-minimization and retention, privacy-by-design, security measures, and vendor due diligence may increase our compliance burden. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We do not hold settlement funds. Reliance on third-party payment processors may expose us to processing delays and errors.

The Company does not hold or manage settlement funds of end customers or merchants. Payment collection, custody, and settlement are performed by third-party payment processors or acquirers on behalf of the merchant, and funds are remitted directly to the merchant net of applicable fees. The Company provides software and services and acts solely as an intermediary or reseller. It does not provide custody, escrow, or other financial services. Failures, delays, reserve requirements, chargebacks, compliance actions, or other issues at these third-party processors can disrupt or delay settlements to merchants, increase costs, and negatively affect customer satisfaction and our reputation.

Risks related to Issuer's Operations and Financials

Successor entity; reliance on predecessor operations and financials.
The Company was recently formed as the successor to My Shop Technologies Ltd., a company formed under the laws of the State of Israel on February 2022, via a share exchange dated October 19, 2025. Investors should not assume that historical performance, customer relationships, or vendor terms of the predecessor will continue on the same terms after the restructuring. Historical financial information derived from the predecessor may not be indicative of the Company's future results, cost structure, tax profile, or capital needs.

Contract assignability and counterparty consent risk.

Certain contracts, licenses, and permits of the predecessor may contain non-assignment or change-of-control restrictions. If required consents are delayed, conditioned, or denied, the Company may be unable to enforce, renew, or benefit from those agreements, which could materially impact revenue, cost of goods, or service delivery.

Successor liability and unknown obligations.

Notwithstanding the restructuring, the Company could be subject to known or unknown liabilities of the predecessor, including tax, employment, regulatory, intellectual property, privacy, product liability, or contract claims. To the extent such liabilities arise or are greater than expected, they could reduce working capital and impair the Company's ability to execute its business plans.

Intellectual property chain-of-title.

The Company's ability to operate may depend on intellectual property developed or held by the predecessor. If any assignments, waivers, inventor agreements, open-source notices, or third-party licenses are incomplete, defective, or terminable, competitors or counterparties could challenge the Company's rights, delay launches, or demand additional payments.

Financial reporting and internal controls.

Transitioning from the predecessor's accounting systems and policies may result in gaps in controls, delays in closing periods, or restatements. Integration work may divert management attention and increase costs. The Company's auditors or reviewers may require adjustments that negatively affect reported results.

Tax complexity of the restructuring.

The restructuring could produce unanticipated tax consequences (e.g., transfer pricing adjustments, withholding, VAT/GST, state nexus, or entity-level taxes). Adverse determinations or changes in tax treatment could increase cash taxes, create penalties, or limit the use of losses and credits.

Furthermore, the Company and the former shareholders of My Shop Technologies Ltd. intend the October 2025 share exchange to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code. No IRS ruling or opinion has been obtained, and qualification depends on factual and legal requirements that may be outside the Company's control (including, among others, that "property" was transferred solely for "stock," that the transferors were in "control" of the Company immediately after the exchange, and that no disqualifying "boot," liabilities, or services taint the transaction). The IRS could challenge or a later fact development could cause the transaction to fail Section 351. If Section 351 treatment is unavailable, the exchange could be taxable to one or more parties, potentially resulting in current U.S. tax, interest, and penalties and adverse consequences to basis, holding periods, earnings and profits, and future deductions. Any such outcome could increase cash taxes, reduce liquidity, and negatively affect our financial condition and results. Investors should consult their own tax advisers; the Company does not provide tax advice and cannot assure any particular tax treatment.

Banking and payment rails.

Vendors and payment processors may treat the Company as a new customer without established credit history, requiring deposits, reserves, or changes in settlement timing. These requirements could constrain liquidity and increase working capital needs.

Limited U.S. operating history and infrastructure.

The Company has conducted limited operations in the United States through My-Shop USA, Inc., a Florida corporation owed by My-Shop Technologies Ltd. Building U.S. go-to-market, customer support, compliance, and finance functions may take longer and cost more than anticipated. The Company may face unfamiliar U.S. federal, state, and local regulations, sector-specific rules, consumer protection laws, data privacy requirements, employment laws, and product liability standards, any of which could increase compliance costs or restrict operations.

Cross-border execution risks.

If significant personnel, development, or suppliers remain outside the United States, the Company is exposed to currency fluctuations, logistics delays, export/import controls, sanctions restrictions, data-transfer rules, and time-zone frictions that may slow decision-making and product delivery.

Dependence on third-party U.S. intermediaries.

To operate in the U.S., the Company may rely on distributors, PEO/EOR providers, logistics partners, or regulated intermediaries. Adverse changes in those relationships or failures by partners to perform could disrupt sales, hiring, or compliance. The Company may reorganize its business, including by acquiring, merging, consolidating, converting, redomiciling, transferring assets, or entering into similar transactions, and may thereafter conduct operations through My-Shop USA, Inc., or through another entity.

Talent recruitment and retention in the U.S.

Competition for qualified U.S. talent is intense. The Company may be unable to hire or retain key personnel at expected cost levels, obtain required work authorizations for foreign nationals, or maintain a cohesive culture across jurisdictions, which could impede growth.

Issuer's Israeli Operations

Although the Company is a U.S. entity, portions of management and administration occur in Israel. Ongoing regional instability, terrorism, and military mobilizations could disrupt personnel availability, suppliers, logistics, banking, and data flows, increase costs, and impair service delivery. Some counterparties or investors may decline to engage due to boycott policies or sensitivities. The duration and impact of these conditions are uncertain and could adversely affect the Company's business, financial condition, and results of operations.

Furthermore, Investors may have difficulties in enforcing a judgment obtained in the United States against the Company's management principals or in asserting United States securities laws claims in Israel.

The Company's co-CEOs, Roey Gesser and Itzhak Zizov, are in U.S. visa and work authorization processes, there is no assurance of approval, timing, or specific terms, and outcomes may be affected by requests for evidence, administrative processing, policy changes, or discretionary denials. If either executive is not timely authorized to work in the United States, or faces travel limits, the Company may experience leadership gaps, delayed decision making, reduced ability to manage U.S. operations on site, constraints on fundraising and customer engagement, and potential delays in signing contracts, opening or maintaining U.S. banking relationships, and hiring or supervising employees. The Company may need to reallocate duties to other officers, directors, or contractors, which could increase costs, strain existing management, and adversely affect execution of the business plan, financial condition, and results of operations.

Certain management principals related to the Company are not residents of the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for Investors to effect service of process within the United States upon the Company or its management principals. It may also be difficult or impossible for investors to enforce judgments involving civil liabilities under the federal securities laws of the United States or under the securities or blue sky laws of any state within the United States entered against such persons by courts in the United States. Therefore, a judgment obtained in the United States against the Company's management may not be collectible in the United States and also may not be enforced by an Israeli court or the court of domicile. Israeli courts may enforce a United States final judgment for liquidated amounts in civil matters, subject to the certain limitations. When resolving U.S. securities laws claims, an Israeli court will judge pursuant to U.S. securities laws which are duly proven by the parties. If the U.S. securities laws are not duly proven, an Israeli court will resolve the dispute pursuant to equivalent Israeli securities laws. In addition, procedural matters will be governed by Israeli laws. Additionally, even if a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency or in foreign currency, at the defendant's discretion.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

My-Shop Holdings, Inc.is an omnichannel ordering platform for SMB retailers and restaurants, offering branded mobile apps, responsive websites, AI-powered call handling, self-service kiosks, cloud printers, and kitchen display systems, with multilingual support. The Company effected a share exchange process with My Shop Technologies Ltd., whereby the shareholders of My Shop Technologies Ltd. became shareholders of the Company upon completion of the exchange. As a result, the Company operates as the successor to the business conducted by My Shop Technologies Ltd.

The Company conducts business in the United States and Israel and provides services online and on-site at customer storefronts throughout the United States and internationally.

The Company also conducts its business through: (a) its wholly-owned subsidiary (once share exchange is complete) My Shop Technologies Ltd., a company organized under the laws of the State of Israel, incorporated on February 2022, and (b) My-Shop USA, Inc., a Florida corporation incorporated on October 23, 2023.

Business Plan

Issuer provides a unified commerce platform that enables small and mid-sized businesses to accept and manage orders and payments across voice, kiosk, web, and mobile channels. The Company's technology combines multilingual AI call handling, a self-service ordering kiosk, branded mobile applications, and a direct-ordering website, with integrated payment processing available through third-party providers. The platform is designed to help merchants reduce order friction, improve order accuracy and speed, and collect first-party customer data to support retention and marketing.

The Company currently conducts activities in the United States, Israel, Canada, and Cyprus. Operations are carried out through e Issuer, which oversees corporate, commercial, and go-to-market functions, My Shop USA Inc and My Shop Technologies Ltd., an Israeli affiliate responsible for core research and development and certain product operations. The Company sells its products and services directly to business customers and through select channel arrangements. Revenue is expected to be generated from a mix of software subscriptions, hardware sales or leases, implementation and support services, and referral or reseller fees related to payment processing, where applicable.

Planned uses of proceeds and near-term objectives include expanding sales and customer success capacity, continuing product development (including enhancements to AI call handling, kiosk workflows, and consumer applications), scaling deployments with early customers, and strengthening integrations with third-party logistics and payment providers. The Company's cross-border operations and reliance on third-party processors and logistics partners may affect timing and cost of execution.
The Company's Products and/or Services

Product / Service	Description	Current Market
AI Powered Call Handling (Service)	An intelligent AI voice assistant that answers calls, takes pickup and delivery orders, and handles customer inquiries automatically to cut labor costs and deliver faster, smarter service.	Small to medium-sized businesses globally looking to elevate customer engagement, build direct connections, and accelerate growth with intuitive technology.
My Shop Kiosk (Product)	A state-of-the-art self-service kiosk that lets customers order and pay in seconds, boosting speed and accuracy, increasing ticket sizes, and elevating the experience.	Small to medium-sized businesses worldwide seeking to supercharge engagement, build direct relationships, and grow with seamless, innovative tech.
Mobile App (Service)	A branded iOS and Android app enabling customers to order, pay, and choose pickup or delivery seamlessly, driving loyalty and repeat visits.	Small to medium-sized businesses aiming to boost engagement, deepen customer relationships, and scale with frictionless technology.
Website (Service)	A next-level online ordering site for direct pickup and delivery orders that	Small to medium-sized businesses worldwide ready to transform interactions, strengthen loyalty, and

	boosts sales, cuts third-party fees, and keeps the brand front and center.	expand reach with smart digital solutions.
Platform Partners (Service)	Issuer acts as an official platform partner of a leading payment processor, offering integrated, secure, and compliant payments across all Issuer products for fast, cost-efficient transactions.	Businesses using Issuer solutions across the U.S. and Canada.

Customer Base

Small and mid sized local commerce, especially restaurants and neighborhood retailers

Intellectual Property
The Company's intellectual property includes the source code for all systems developed by the Company for its products. The Company has no registered intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities as well as the Laws of the State of Israel as they pertain to My Shop Technologies Ltd. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Roey Gesser	Co-CEO and director	See description below.	B.A. Business
Itzhak Zizov	Co-CEO and director	See description below.	N/A

Itzhak Zizov serves as the CEO and Co-Founder of the Company. He is responsible for leading the company's global strategy, operations, and growth. His role includes overseeing corporate development, investor relations, product direction, and the execution of the company's expansion in both Israel and the United States. Izik manages the overall organizational structure, supervises business development, and coordinates all MyShop entities: My Shop Technologies Ltd., My-Shop USA Inc., and My-Shop Holdings Inc.. Under his leadership, the company achieved rapid ARR growth, launched its flagship AI solution MyShop Connect AI, and expanded into multiple U.S. states. He ensures strategic alignment between technology, sales, and finance, maintaining compliance and operational excellence across all jurisdictions.

Roey Gesser serves as Co-CEO and Co-Founder of the Company. He is responsible for managing the company's product, technical, and financial infrastructure across all three corporate entities: My Shop Technologies Ltd., My-Shop USA Inc., and My-Shop Holdings Inc. Roey oversees the engineering, product, and operations teams, ensuring full integration between software, hardware, and payment systems. He also leads budget management, procurement, and operational efficiency initiatives, while supervising global finance and compliance processes. Together with Itzhak, Roey drives strategic planning, corporate governance, and execution of the company's long-term vision and U.S. market expansion.

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 shares of common stock of which 26,587,303 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").
The Company effected a share exchange agreement effective as of October 2025, whereby all outstanding shares of

My Shop IL were exchanged for shares of the Company and the prior shareholders of My Shop IL became shareholders of the Company. The Company is the legal successor to the business previously conducted by My Shop IL, pending final approval from the Israeli tax authorities.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	26,587,303
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional issuances of Common Stock will dilute the other investors.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrants to purchase Common Stock
Amount Outstanding	935,563
Voting Rights	N/A prior to exercise.
Anti-Dilution Rights	N/A
Material Terms	Exercise Price: NIS 5.924 (US$ 1.80) per share Exercise Period: The earlier to occur of the following: (i) 2 years from the date of issuance; (ii) closing of capital financing in an aggregate sum of at least $1,000,000; (iii) a deemed liquidation event; or (iv) closing of an IPO.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercising the warrants will dilute the other investors.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	3.40%

Outstanding Debt

As of December 31, 2025, the Company has the following debt outstanding:

Type	Bank Loans
Creditor	Leumi Bank
Amount Outstanding	1. NIS 124,844 (US$ 40,027) 2. NIS 237,500 (US$ 76,146) 3. NIS 18400 (US$ 5,899)
Interest Rate and Amortization Schedule	1. 8.25% 2. 9.17% 3. 7.7%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	1. 12.5.2029 2. 09.20.2030 3. 11/10/26
Date Entered Into	1. 11.24.2024 2. 09.10.2025 3. 12.04.25

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Roey Gesser	9,103,340 shares of Common Stock	33.07%
Itzhak Zizov	8,680,110 shares of Common Stock	31.53%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of December 31, 2025, the company has cash and cash equivalents of approximately $170,000, in addition to investment commitments totaling a further $146,000.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Company may conduct one or more concurrent exempt offerings in and outside the United States, including an offshore component to non-U.S. persons in offshore transactions under Regulation S and U.S. private placements in reliance on Section 4(a)(2) and Regulation D (Rule 506(b) or 506(c)). Any Rule 506(b) sale will be without general solicitation, and any Rule 506(c) sale will be limited to accredited investors. Securities sold in these offerings will be restricted and subject to transfer limitations, including the Regulation S distribution compliance period where applicable; Rule 506 offerings are expected to be blue sky–preempted subject to required notices and fees. Persons who invested in, or learned of the Company solely through, this Offering will not be eligible to participate in the Regulation S component and may be ineligible for any U.S. private placement depending on investor status and offering terms. The Company currently anticipates raising up to $1,000,000 across any such concurrent offerings, although this amount may change. Terms, pricing, and timing may differ from this Offering and may occur before, during, or after it. The Company intends to structure all offerings in line with SEC integration guidance.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse. No related persons will be appointed as executive C-Level positions without approval by the Company board of directors.

The Company has conducted the following transactions with related persons:

The Company has entered into, or intends to enter into, employment agreements with Roey Gesser and Itzhak Zizov, each a director and co-Chief Executive Officer. Under these agreements, each is entitled to a gross annual base salary of $264,000, eligibility for milestone-based growth bonuses as approved by the board, vehicle expenses and reimbursement of reasonable travel expenses in accordance with Issuer policy. Any equity awards, severance, or change-in-control benefits, if granted, will be approved separately and disclosed as required.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

MY-SHOP HOLDINGS, INC.

By:



Roey Gesser (Apr 30, 2026 19:06:02 GMT+3)
_____
(Signature)

Roey Gesser
_____
(Name)

Director and co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Roey Gesser (Apr 30, 2026 19:06:02 GMT+3)
_____
(Signature)

Roey Gesser
_____
(Name)

Director and co-CEO
_____
(Title)

Apr 30, 2026
_____
(Date)

Itzhak Zizov
Itzhak Zizov (Apr 30, 2026 12:15:29 EDT)
_____
(Signature)

Itzhak Zizov
_____
(Name)

Director and co-CEO
_____
(Title)

Apr 30, 2026
_____
(Date)

EXHIBIT A

Financial Statements



MY SHOP TECHNOLOGIES Ltd.

P&L as of 01/01/2025 to 31/12/2025

C.R. 516557436

Unaudited

Name	2025 | **NIS**
Revenues	
Sales | Revenues	
VAT-liable revenues	5,986,686
VAT-exempt revenues	74,574
Total Sales | Revenues	**6,061,260**
Cost of Revenues	
Purchases	1,149,862
Cost of Sales	
Wages	
Subcontractors	30,550
Manufacturing Expenses	
Insurance	8,847
Total Cost of Sales	**39,397**
Gross Profit	**4,872,001**
General and Administrative Expenses	
Salaries	5,961,259
Payroll related expenses	(1,120)
Rent	186,848
General and administrative expenses	7,480
Bookkeeping expenses	4,237
Premises maintenance	582,882
Equipment maintenance	181,839
Office expenses	12,724
Vehicle maintenance	383,372
Freight and deliveries	12,508

Electricity and gas expenses	14,258
Fees and membership dues	26,561
Communications, telephone and mail	36,899
Advertising	513,049
Professional services	9,044
Refreshments / hospitality	37,937
Fines	3,701
Gifts	23,420
Travel	1,699
Legal expenses	26,121
Balance write-offs	78
Other	3,015
Total General and Administrative Expenses	**8,027,811**
Operating Loss	**(3,155,809)**
Finance Expenses	
Bank charges	7,441
Trial balance	109,985
Bank interest	6,922
Total Finance Expenses	**124,348**
Loss for the Period	**(3,280,157)**

_____
Signature
Name and Title: Roey Gesser, co-CEO
Name and Title: Itzhak Zizov, co-CEO

Form C-AR My-Shop Holdings Inc. (4.30.26)

Final Audit Report   2026-04-30

Created:	2026-04-30
By:	Daniel Arbov (darbov@ctswlaw.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAh2c8pIpFi2QaAzeHBGNVOUzhfWIYlhog

"Form C-AR My-Shop Holdings Inc. (4.30.26)" History

📄 Document created by Daniel Arbov (darbov@ctswlaw.com)
2026-04-30 - 4:03:26 PM GMT

📧 Document emailed to Roey Gesser (roey@my-shop.co.il) for signature
2026-04-30 - 4:04:36 PM GMT

📧 Document emailed to Itzhak Zizov (itsik@myshoptechnologies.com) for signature
2026-04-30 - 4:04:36 PM GMT

📄 Email viewed by Roey Gesser (roey@my-shop.co.il)
2026-04-30 - 4:04:58 PM GMT

✍️ Document e-signed by Roey Gesser (roey@my-shop.co.il)
Signature Date: 2026-04-30 - 4:06:02 PM GMT - Time Source: server

📄 Email viewed by Itzhak Zizov (itsik@myshoptechnologies.com)
2026-04-30 - 4:08:27 PM GMT

✍️ Document e-signed by Itzhak Zizov (itsik@myshoptechnologies.com)
Signature Date: 2026-04-30 - 4:15:29 PM GMT - Time Source: server

✅ Agreement completed.
2026-04-30 - 4:15:29 PM GMT

